SECURITIES AND EXCHANGE COMMISSION
				  WASHINGTON, DC 20549


				  --------------------

				      FORM 11-K
				    ANNUAL REPORT
			    PURSUANT TO SECTION 15(D) OF THE
			       SECURITIES EXCHANGE ACT

				   --------------------

x  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934.

   For the fiscal year ended December 31, 1994
			     -----------------
				   OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

   For the transition period from ________________ to __________________

   Commission file number 0-3797

     A. Full title of the plan and the address of the Plan, if different from that ot the issuer named below:

	       The MasTec, Inc. 401(k) Retirement Savings Plan

     B. Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office:

	       MasTec, Inc.
	       8600 N.W. 36th Street
	       Miami, Florida  33166

			     REQUIRED INFORMATION

 4.  Financial Statements

     The Plan hereby files its financial statements for the fiscal year ended December 31, 1994, prepared in accordance with the financial reporting requirement of the Employee Retirement Income Security Act of 1974.

THE MASTEC, INC.

401(K) RETIREMENT SAVINGS PLAN

REPORTS ON AUDITS OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

for the years ended December 31, 1994 and 1993

Table of Contents


								   Pages

Report of Independent Accountants                                   5-6

Financial Statements:
Statement of Net Assets Available for Benefits
  as of December 31, 1994                                             7
Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1994                                8
Statement of Net Assets Available for Benefits
  As of December 31, 1993                                            10
Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1993                               11
Notes to Financial Statements                                     12-17


Supplemental Schedules:
  Item 27a of Form 5500 - Schedule of Assets Held for Investment
    Purposes As of December 31, 1994                                 18
  Item 27d of Form 5500 - Schedule of Reportable Transactions
    for the Year Ended December 31, 1994                             19

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of the
The MasTec, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes of The MasTec, Inc. 401(k) Retirement Savings Plan as of December
31, 1994, and Reportable Transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund
Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand LLP
Miami, Florida
July 18, 1995

			 IDEPENDENT AUDITORS' REPORT

To the Plan Administrative Committee of the
   MasTec, Inc. (Formerly Burnup & Sims Inc.)
   Variable Investment Plan

We have audited the accompanying statement of net assets available for benefits of MasTec, Inc. Variable Investment Plan (the "Plan") as of December 31, 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. The financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of MasTec, Inc. Variable Investment Plan as of December 31, 1993, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993, are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the plan changed it's method of accounting for withdrawls to participants in 1993.

MERCURIO & ASSOCIATES, P.A.

July 19, 1994
(August 1, 1994, as to Note 5)

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1994

                     			 Guaranteed    Income &   Growth    Mastec       Life       Diversified
                     			 Interest      Growth     Opport    Common       Ins        Equity
                     			 Fund          Fund       Fund      Stock Fund   Fund       Fund       Total

Assets
Investments at
fair value
(Note 2)                 $        0    $304,809   $928,837  $19,526      $88,029   $    0      $1,341,201
Participant
notes receivable            140,442           0          0        0            0         0        140,442
Cash and cash
equivalents                  30,880         138      3,601        0            0     5,818         40,437


         		            	    171,322     304,947    932,438   19,526       88,029     5,818      1,522,080

Investment, at
contract value
(Note 2):

ITT Hartford Life
Insurance Company
Group Annuity
Contract #GA-3565         3,384,009           0          0        0            0         0       3,384,009

Total investments         3,555,331     304,947    932,438   19,526       88,029     5,818       4,906,089

Receivables:
Participants'
contributions                91,822      28,182     36,636   14,171        1,872         0         172,683

Interest
receivable                      745         386        395      108            0         0           1,634

Total
receivables                  92,567      28,568     37,031   14,279        1,872         0         174,317

Due from (to)
other funds                  26,722           0    (36,396)   9,674            0         0               0

Total assets             $3,674,620     $333,515  $933,073  $43,479      $89,901    $5,818      $5,080,406

Net assets
available for
benefits                 $3,674,620     $333,515  $933,073  $43,479      $89,901    $5,818      $5,080,406

The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS year ended December 31, 1994

                     			  Guaranteed     Income &    Growth     Mastec       Life            Diversified
                     			  Interest       Growth      Oppor      Common       Ins             Equity
                     			  Fund           Fund        Portfolio  Stock Fund   Fund            Fund              Total

Assets Additions to
net assets attributed to:

Investment income
Net appreciation/
(depreciation)
in fair value
of investments            $        0     $ (9,300)   $(65,305)  $  2,383     $      0        $    (2,396)      $  (74,618)

Interest and
dividends                    278,743        3,302      54,802        108        1,144              3,768          341,867

                     			     278,743       (5,998)    (10,503)     2,491        1,144              1,372          267,249

Contributions:
Participants'                540,915       79,250      78,106     31,314       15,717             85,905          831,207

Total
additions                    819,658       73,252      67,603     33,805       16,861             85,277        1,098,456

Deductions from
net assets
attributed to:
Participants
withdrawals                1,588,931       35,612      42,286          0       25,394            461,648        2,153,871

Total deductions           1,588,931       35,612      42,286          0       25,394            461,648        2,153,871

Net increase
(decrease) prior
to transfers                (769,273)      37,640      25,317     33,805      (8,533)           (374,371)      (1,055,415)

Transfers                   (326,200)     295,875     907,756      9,674           0            (887,105)               0

Net increase
(decrease)                (1,095,473)     333,515     933,073     43,479      (8,533)         (1,261,476)      (1,055,415)

Net assets
available
for benefits:
Beginning
of year                    4,770,093            0           0            0    98,434          1,267,294         6,135,821

End of year               $3,674,620     $333,515    $933,073      $43,479   $89,901         $    5,818        $5,080,406

The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1993


                    			    Guaranteed      Life      Diversified
                      		    Interest      Insurance      Equity
                     			      Fund         Fund           Fund         Total

ASSETS
Investments at fair
value (Note 2)             $       0    $  98,434     $1,254,631    $1,353,065
Participants notes
receivable                   162,888            0              0       162,888

			     162,888       98,434      1,254,631     1,515,953

Investments at
contract value (Note 2):
Hartford Life Insurance
Company group annuity
contract #GA-3565,
matures 12/31/93           4,562,724            0              0     4,562,724

Total investments          4,725,612       98,434      1,254,631     6,078,677

Receivables:
Participants'
contributions                 43,055        1,428         12,604        57,087
Interest receivable            1,426            0             59         1,485

Total receivables             44,481        1,428         12,663        58,572

Total assets               4,770,093       99,862      1,267,294     6,137,249

LIABILITIES
Insurance premiums
payable                            0        1,428              0         1,428

Net assets available
for benefits              $4,770,093     $ 98,434     $1,267,294    $6,135,821

The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS year ended December 31, 1993

                     		    Guaranteed     Life        Diversified
                    			     Interest    Insurance       Equity
                     			       Fund        Fund           Fund          Total

ASSETS
Additions to net
assets attributed to:
Investments income
Net depreciation in
fair value of
investments                $      0      $     0      $  (94,433)    $  (94,433)
Interest and
dividends                   345,032            0         139,463        484,495

                     			    345,032            0          45,030        390,062
Contributions:
Participants'               530,242       20,577         162,102        712,921

Total additions             875,274       20,577         207,132      1,102,983

DEDUCTIONS
Deductions from net
assets attributed to:
Participants
withdrawals                 653,172            0          85,644        738,816
Insurance premiums                0       20,577               0         20,577

Decrease in cash
surrender value of
life insurance                    0        1,029               0          1,029

Total deductions            653,172       21,606          85,644         760,422

Net increase
(decrease) prior
to transfers                222,102       (1,029)       121,488          342,561

Transfers                   (49,357)           1         49,356               0

Net increase
(decrease)                  172,745       (1,028)       170,844         342,561

Net assets available
for benefits:
Beginning of year,
as previously reported    4,534,827       99,462      1,080,535       5,714,824

Cumulative effect of
accounting change
(Note 2)                     62,521            0         15,915          78,436

End of year              $4,770,093      $98,434     $1,267,294      $6,135,821
The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.      Description of Plan:

	The following description of the MasTec, Inc. (the "Company") 401(K) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

	General

	The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and are scheduled to work 1,000 or more hours. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of
1974 ("ERISA") and is exempt from federal and state income taxes.

	The Plan is administered by the Employee Benefits Committee (Plan Administrators). The Board of Directors has appointed
First Union as Trustee of the Plan for all funds except for the MasTec Common Stock Fund. Plan assets are held by four custodians (First Fidelity - New England Securities, ITT
Hartford Insurance, First Colony Life Insurance Company and
First Union). The Barclay Group (Plan's Recordkeeper) performs certain administrative services including maintenance of participant records, for which fees were paid in 1994 and 1993 by the Company.

	Contributions

	Participants may contribute from 1% to 15% of their pre-tax annual compensation subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed during 1994 was $9,240.

	Participant Accounts

	Each participant's account is credited with the participant's contribution, the Company's discretionary contribution, if any, any rollovers into the Plan (permitted at the discretion of the plan administrator) and an allocation of the Plan's earnings.
Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) administrative fees paid by the Plan if not paid by the Company.
The benefit to which a participant is entitled is the participant's vested account balance.

	Investment Options

	Upon enrollment in the Plan, a participant may direct contributions to any of four investment options. Participants may elect to invest contributions in a single fund in 5% increments, among any of the following four investment options:

	Hartford Guaranteed Interest Fund - Funds are invested in contracts with the Hartford Life Insurance Company which provides for repayment of principal and annual interest at guaranteed rates for a fixed period. During 1994 and 1993, the minimum guaranteed rate was 6.90% and 7.50%, respectively. The guaranteed interest rate is announced before the start of each year by Hartford Life.

	Fidelity Adviser Income and Growth Fund - Funds are invested in U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

	Fidelity Advisor Growth Opportunities Fund - Funds are invested in traditional growth stocks and debt securities.

	MasTec Common Stock Fund - Funds are invested solely in shares of the common stock, par value $0.10 per share of MasTec, Inc.
The fund will invest up to 500,000 shares, as determined under the rules of ERISA and the Internal Revenue Code (IRC).

	A participant may not invest more than 50% of his aggregate account balance in the MasTec, Inc. common stock fund.

	Life Insurance Fund - The fund was not offered as an investment option to participants after July 1, 1994.

	Diversified Equity Fund - The fund was not offered as an investment option to participants after July 1, 1994.

	Transfers and Rollovers

	Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrators.

	Withdrawals

	Certain withdrawals from participant accounts are only allowed for financial hardship (in accordance with IRS regulations).

1.      Description of the Plan, Continued:

	Participant Notes Receivable

	Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans bear interest at rates determined by the Plan Administrators.

	Payment of Benefits

	On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

	Vesting

	Participants are immediately vested in their contributions and rollovers and the earnings thereon. Participants are vested in Company contributions, if any, to the extent reflected below:


   Years of Service                        Percentage

   Less than 3                                30%
   3                                          33%
   4                                          67%
   5 or more                                 100%

   Participants forfeit the portion of their account balance to the extent not vested. There were no amounts forfeited as of December 31, 1994 and 1993.





2.      Summary of Significant Accounting Policies:

	The significant accounting policies followed by the Plan are as follows:

	Basis of Accounting

	The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

	Valuation of Investments and Income Recognition

	The Plan's investments are valued by the custodians (Note 1) and are stated at fair value.

	Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

	Investment Income

	Net appreciation/depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

	Participant Withdrawals

	Withdrawals made by participants are recorded when paid.

	Administrative Costs

	All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan.
The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the year ended December 31, 1994 and 1993.

	Benefit Claims Payable

	In 1993, the Plan adopted the provisions of the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans", with conforming changes as of May 1, 1994, requiring that amounts allocated to withdrawing participants not be reported as a liability on the statement of net assets available for benefits.
 As a result, the Plan recorded a cumulative effect adjustment at the beginning of 1993 of $78,436. This represents the amounts allocated to withdrawing participants but not yet paid at December 31, 1992.

3.      Investment Contract With Insurance Company:

	The Plan entered into a Group Annuity Contract with the Hartford Life Insurance Company ("ITT Hartford"). ITT Hartford maintains the contributions in an Immediate Participation Fund. The fund is credited with earnings (i.e., interest on each minimum monthly balance in the Fund during the contract year) and charged for Plan withdrawals and administrative expenses incurred by ITT Hartford. The contract is included in the financial statements at contract value, as reported to the Plan by ITT Hartford. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals, and administrative expenses.

4.      Plan Termination:

	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.      Reconciliation of Financial Statements to Form 5500:

	The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

					  1994          1993

Net assets available for benefits per
the financial statements                $5,080,406   $6,135,821
Amounts allocated to withdrawing
participants                              (566,612)    (164,622)

Net assets available for Plan
benefits per the Form 5500             $ 4,513,794   $5,971,199

	The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

						  Year ended
						    December
						    31, 1994
Withdrawals paid to participants per the
financial statements                              $2,153,871
Add:  Amounts allocated to withdrawing
participants at December 31, 1994                    566,612
Less:  Amounts allocated to withdrawing
participants at December 31, 1993                   (164,622)

Withdrawals paid to participants per
the Form 5500                                     $2,555,861

5.       Reconciliation of Financial Statements to Form 5500,
Continued:

	 Amounts allocated to withdrawing participants are recorded on Form 5500 for claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.      Tax Status:

	The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 1992, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.      Plan Amendments:

	In 1994, the Plan was amended as follows:

	 The name of the Plan was changed from MasTec Inc. Variable Investment Plan (formerly Burnup & Sims Inc.) to "The MasTec,
Inc. 401(k) Retirement Savings Plan. The Plan's definition of the term "Company" previously Burnup & Sims, Inc. was changed to MasTec, Inc.

	The Company stock fund was offered as an investment option.

	The Plan applied the Omnibus Budget Reconciliation Act ("OBRA") highly annual compensation limit. The OBRA annual compensation limit is $150,000 as adjusted by the commissioner for increases in the cost of living in accordance with the IRC. In addition, the Plan applied revenue procedures which allows participants receiving distributions from safe-harbored profit-sharing plans to waive the 30-day period required under the Unemployment Compensation Act of 1992.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27a OF FORM 5500 - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
as of December 31, 1994


     (a) Participating
      Units or Par
      Value            (b) Identity of Party                      (c) Description of Investment     (d) Cost         (e) Fair Value

      38,067           First Fidelity New England Securities      Growth Opportunity Fund           $  990,813       $  928,837

      21,226           First Fidelity New England Securities      Income & Growth Fund                 313,025          304,809

	        N/A           ITT Hartford                               Guaranteed Interest Contract       3,384,009        3,384,009

	        N/A           First Colony Life Insurance Company        Life Insurance Fund                  150,362           88,029

       3,405           Mastec                                     Common Stock Fund                     17,145           19,526

       	 N/A           Participant loans                          Loans to participants 8.00% - 11.00%       0          140,442

												    $4,855,354       $4,865,652

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27d OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*<F1> for the year ended December 31, 1994

                                                                           													                  (f) Value of
                                                                      											                    		   Assets on
                                                       								    (c) Purchase  (d) Selling (e) Cost of  Transaction (g) Net Gain
    (a) Identity of Party Involved  (b) Description of Assets       Price        Price       Asset        Date        or (Loss)
    ITT Hartford                    Guaranteed Interest Contract
				                                  Purchases                     $  882,572    $        0  $        0   $  882,572  $       0
                            				      Sales                                  0     2,061,287   2,061,287            0          0

    20th Century Investments        Diversified Equity Fund                  0     1,339,913   1,117,538            0    222,375

    First Union National Bank       Fidelity Institutional Cash
                          				      Domestic Portfolio #690
				                                  Purchases                      3,150,203             0           0    3,150,203           0
                            				      Sales                                  0     1,980,926   1,980,926            0           0

    New England Securities          Growth Opportunity Fund
				                                  Purchases                      1,041,578             0           0    1,041,578           0
                            				      Sales                                  0     1,036,928   1,040,258            0       3,330

    New England Securities          Income and  Growth Fund            356,618             0           0      356,618           0


<F1>*       Under ERISA, a reportable transaction is defined as a
transaction or series of transactions during the plan year that involves more than 5% of the fair value of the plan assets at the beginning of the plan year.

				 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the underigned hereunto duly authorized.

			      MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN




DATE:  October 5, 1995                       /s/  Carmen Sabater
                                      				  --------------------------
                                     				   Carmen Sabater
                                     					   Comptroller

			      EXHIBIT INDEX


Exhibit No.                                                Page No.
  23              Consent of Independent Accountants          22

		   CONSENT OF INDEPENDENT ACCOUNTANTS

     As independent accountants, we hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of MasTec, Inc. relating to The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") of our report dated July 17, 1994 relating to the financial statements of the Plan included in this annual report on Form 11-K of the Plan for the year ended December 31, 1993.


MERCURIO & ASSOCIATES, P.A.

West Palm Beach,  FL
October 2, 1995

		   CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the registration statement of MasTec, Inc. on Form S-8 of our report dated July 18, 1995, on our audit of the financial statements and supplemental schedules of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1994, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.


COOPERS & LYBRAND, LLP

Miami, FL
October 3, 1995